SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

comScore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer

Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 20564W105

1.	Names of Reporting Persons. Qurate Retail, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
Common Stock: 0
	8.	Shared Voting Power
Common Stock: 0
	9.	Sole Dispositive Power
Common Stock: 0
	10.	Shared Dispositive Power
Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) Common Stock: 0%
14.	Type of Reporting Person (See Instructions) CO

(1)	Excludes shares beneficially owned by the executive officers and directors of the Reporting Person. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Statement of

QURATE RETAIL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

COMSCORE, INC.

This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Qurate Retail, Inc., a Delaware corporation (the “Reporting Person”), on March 16, 2021 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”). This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Common Stock previously reported as beneficially owned by the Reporting Person. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background.

The information contained in Item 2(d) – (f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(d)	– (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the required information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 10, 2021, the Reporting Person purchased 27,509,203 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), pursuant to the terms and conditions set forth in that certain Series B Convertible Preferred Stock Purchase Agreement, dated as of January 7, 2021, by and between the Issuer and the Reporting Person (the “Purchase Agreement”). On May 16, 2023, the Reporting Person sold all 27,509,203 shares of Series B Preferred Stock to Liberty Broadband Corporation for aggregate consideration of $57.5 million in a privately negotiated transaction (the “Transaction”). The sale price was based on multiple factors, including but not limited to the current interest rate environment, the payment of regular dividends by the Issuer, and a reduction in the value of the special dividend right and conversion feature of the Series B Preferred Stock. The Series B Preferred Stock is convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations for the Series B Preferred Stock), which was originally one-to-one, but was 1.067 on the date of the Transaction as a result of accrued but unpaid dividends. Also on May 16, 2023, pursuant to the terms of the SHA (as previously defined in the Schedule 13D), the Reporting Person assigned its rights and obligations under the SHA to Liberty Broadband Corporation.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As a result of the Transaction, the Reporting Person does not beneficially own any shares of Common Stock. As of the date hereof, Mr. Brian J. Wendling (“Mr. Wendling”), Chief Accounting Officer and Principal Financial Officer of the Reporting Person and a director of the Issuer, beneficially owns (i) 77,069 shares of Common Stock subject to vested, deferred stock units that are scheduled to be settled on the earlier of Mr. Wendling’s separation from service or a change in control of the Issuer, (ii) 100,000 shares of Common Stock subject to restricted stock units that are scheduled to vest within 60 days of the date hereof, and (iii) 40,000 shares of Common Stock held directly.

(b)	Not applicable.

(c)	Other than as described in this Amendment, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)	Not Applicable.

(e)	On May 16, 2023, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(d)	Assistant Secretary’s Certificate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 23, 2023	QURATE RETAIL, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

[Signature Page to Qurate Retail, Inc. Schedule 13D with respect to comScore, Inc.]

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

QURATE RETAIL, INC.

The name and present principal occupation of each director and executive officer of Qurate Retail, Inc. (“Qurate Retail”) is set forth below. The business address for each person listed below is c/o Qurate Retail, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Gregory B. Maffei	Chairman of the Board and Director of Qurate Retail

David Rawlinson II	President, Chief Executive Officer and Director of Qurate Retail

Richard N. Barton	Director of Qurate Retail

Fiona P. Dias	Director of Qurate Retail

M. Ian G. Gilchrist	Director of Qurate Retail

Evan D. Malone	Director of Qurate Retail

John C. Malone	Director of Qurate Retail

Larry E. Romrell	Director of Qurate Retail

Andrea L. Wong	Director of Qurate Retail

Albert E. Rosenthaler	Chief Corporate Development Officer of Qurate Retail

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer of Qurate Retail

Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer of Qurate Retail

Exhibit 7(d)

ASSISTANT SECRETARY’S CERTIFICATE

(Qurate Retail, Inc.)

I, Brittany A. Uthoff, Assistant Secretary and Vice President of Qurate Retail, Inc. (the “Corporation”), do hereby certify as follows:

Each of Renee L. Wilm, Craig Troyer, Brittany A. Uthoff and Katherine C. Jewell has been and is now a duly elected and qualified Chief Legal Officer and Chief Administrative Officer, Senior Vice President, Vice President, and Vice President, respectively, of the Corporation. Pursuant to the Corporation’s organization documents and as authorized by the Corporation’s board of directors, officers of the Corporation with the title of Chief Legal Officer and Chief Administrative Officer, Senior Vice President, or Vice President have the authority, on behalf of the Corporation, to execute and file reports, schedules and forms with regulatory agencies, including, without limitation, the United States Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate as of the 23rd day of May, 2023.

/s/ Brittany A. Uthoff
Brittany A. Uthoff, Assistant Secretary and Vice President